                                                                       Exhibit 2

                                November 14, 1997


Binding Agreement To Propose
and Support Modified Plan Agreement

VIA FACSIMILE TO 312-876-7934

Robert E. Richards, Esq.
Sonnenschein Nath & Rosenthal
233 S. Wacker Dr., Ste. 8000
Chicago, IL 60606

VIA FACSIMILE TO 302-571-1253

Laura Davis Jones, Esq.
YOUNG CONAWAY STARGATT & TAYLOR, LLP
PO Box 391
Wilmington, DE 19899-0391

VIA FACSIMILE TO 612-336-3026

Stephen M. Mertz, Esq.
FAEGRE & BENSON LLP
90 S. Seventh St., #2200
Minneapolis, MN 55402-3901


                           Re:      Ugly Duckling Corporation/
                           In re First Merchants Acceptance Corp.

Dear Laura, Bob and Steve:

     WHEREAS, First Merchants Acceptance Corporation (the Debtor ), Ugly Duckling Corporation ("UDC") and the Official Committee of Unsecured Creditors of First Merchants Acceptance Corporation (the "Committee") have engaged in intensive discussions regarding a possible consensual chapter 11 plan of the Debtor.

Robert E. Richards, Esq.
November 14, 1997
Page 2

     WHEREAS, the basis for that discussion is that certain agreement reached between UDC and the Debtor, as embodied in that letter from me to Bob Richards and Laura Jones dated October 22, 1997, for a chapter 11 plan ("Plan Agreement").

     WHEREAS, the Committee has expressed an interest in joining the Debtor and UDC in such proposed chapter 11 plan, and actively supporting such plan, if UDC and the Debtor would agree to certain modifications.

     WHEREAS, both UDC and the Debtor have generally agreed, subject to execution of a binding agreement, to make certain modifications to their Plan Agreement, subject to the express agreement of the Committee to support such modified Plan Agreement, the terms of which are set forth in this letter ("Modified Plan Agreement");

     THEREFORE, the Committee, the Debtor and UDC agree that any such Modified Plan Agreement must first be memorialized in a formal written agreement prior to any agreement by the Debtor and/or UDC to deviate from the existing Plan Agreement. Consequently, the following terms and conditions are acceptable to both UDC and the Debtor as a modification of the existing Plan Agreement. Signatures by the Chairperson of the Committee to this Modified Plan Agreement will be accepted by the Debtor and UDC as a binding commitment and agreement by the Committee to support confirmation of a chapter 11 plan containing terms consistent with the terms of this Modified Plan Agreement ("Chapter 11 Plan"), except as otherwise provided in paragraphs 16, 17, 20 and 21 of this Modified Plan Agreement. Absent such binding agreement by the Committee, UDC and the Debtor reject such Modified Plan Agreement, and will file and seek approval of the Plan Agreement as previously disclosed to the Committee.

                                 OPERATIVE TERMS

     1.  Sale of the Bank Group Collateral.

         A. Credit Bid by Bank Group. A hearing to approve a sale pursuant to 11 U.S.C. Section 363 (the "Sale") of (i) the Debtor's owned retail installment automobile loan contracts ("Contracts"), whether current, delinquent or charged off, together with all related repossessed vehicles (collectively hereinafter referred to as the "Owned Loans" provided, however, that as used herein, Owned Loans shall not include the Contracts and related vehicles ("Greenwich Collateral") pledged to Greenwich Financial Products, Inc. ("Greenwich")), and (ii) the Debtor's uncollected state and federal income tax refunds for 1996 and previous years (the "Tax Refunds"), is scheduled for November 14, 1997 (the "Sale Date"). The revised terms of a sale consistent with this Letter Agreement will be announced in open court on November 14, 1997 and current drafts of the definitive documents will be served on the master service list on November 14, 1997 with a

Robert E. Richards, Esq.
November 14, 1997
Page 3

     deadline objection of noon on November 21, 1997. Provided the parties agree on the final forms of the definitive documents implementing the Sale and there are no timely filed objections to the Sale, the parties hereto contemplated submitting a consent order on November 24, 1997 approving the Sale, otherwise, a hearing will be held on that day to approve the Sale. UDC, as Majority Lender (as defined in that certain "Fourth Amended and Restated Loan and Security Agreement" dated as of February 28, 1996 (the "Bank Group Facility") by and among the Debtor and the Bank Group (as defined in the Bank Group Facility)), will cause LaSalle National Bank, as Agent (the "Agent") to credit bid the entire amount of the Bank Group's indebtedness, including, but not limited to any and all outstanding principal, accrued and unpaid interest (including default interest from and after July 11, 1997 (the "Petition Date") through and including the Sale
     Date), and an agreed amount of $150,000.00 of pre-petition attorneys' fees, costs and expenses of the Bank Group stipulated as allowable under 11 U.S.C. Section 506(b) plus all post-petition attorneys fees, costs and expenses of the Bank Group allowable under 11 U.S.C. Section 506(b) (collectively, the "Purchase Price"), for the Owned Loans at the Sale, and the Agent, on behalf of the Bank Group will acquire the Owned Loans in exchange for the credit bid of the Purchase Price. Post-petition attorneys fees and costs of the Bank Group will be assumed to be $450,000 for purposes of the determining the Purchase Price, but subject to adjustment under paragraph 8 hereof if there are objections to such fees by the Debtor, the Committee or any other party-in-interest after review of detailed supporting invoices. No other assets of the Debtor will be sold at the Sale, and all other assets of the Debtor, including, but not limited to, the Tax Refunds and other tax attributes, the Greenwich Collateral and the Debtor's furniture, fixtures, equipment, general intangibles and causes of action (collectively, the "Retained Property") will remain the property of the Debtor, the disposition of which will be effected pursuant to the terms of the Chapter 11 Plan. In consideration of the credit bid equal to the Purchase Price and the Debtor's retention of the Retained Property, the Agent will be granted the Replacement Lien (defined below) to secure the Secured Claim Recovery Amount (defined below), unless GE (as defined below) purchases the Owned Loans directly from the Debtor at the Sale.

         B. GE Collateral Purchase. As an alternative to the Bank Group's purchase of the Owned Loans, UDC and the Debtor anticipate the possibility of General Electric Capital Corporation ("GE") agreeing with the Debtor to purchase the Owned Loans at the Sale or from the Agent after the Sale. GE has expressed an interest to pay the total amount of the Purchase Price to acquire the Owned Loans. GE will pay the Purchase Price to the Debtor in cash. The Debtor will pay the Purchase Price to the Agent for full and final satisfaction of the then outstanding total Bank Group Facility. Thereafter, either UDC will agree to service the Owned Loans for GE, or the Debtor will agree to service the Owned Loans for GE with the additional management and/or consultation of UDC. In consideration of (i) GE's cash bid to acquire only the Owned Loans, (ii) the Debtor

Robert E. Richards, Esq.
November 14, 1997
Page 4

     retaining the Retained Property, and (iii) UDC's guaranty to GE that GE will recover 100% of the Secured Claim Recovery Amount (defined below), UDC will be granted the Replacement Lien to secure the Secured Claim Recovery Amount, as both are defined below.

         Whether the Bank Group or GE is the successful purchaser at the Sale, UDC (as servicer of the Owned Loans and with the consent of the Bank Group or GE, as appropriate) will share with the Debtor's unsecured creditors the 80%-20% Split (described below) on the Owned Loans. In any event, if GE is not a bidder, or is not the ultimate purchaser of the Owned Loans, for cash at the Sale, the Agent intends to credit bid (on behalf of the Bank Group) the Purchase Price and acquire the Owned Loans.

     2. Release of Lien on and Application of Tax Refunds to Payment of DIP Facility, Assessment of Modified Financing and Overadvance Fee and Granting of Additional or Replacement Lien to Bank Group or UDC.

         A. Release of Lien and Application of Tax Refunds. Upon entry of a court order, pursuant to 11 U.S.C. Section 363, approving the sale of the Owned Loans to either the Bank Group or GE, the Bank Group, through the Agent, will release its pre-petition lien on the Retained Property. In exchange, the Chapter 11 Plan will reaffirm the lien on the Retained Property, including the Tax Refunds, in favor of UDC as collateral for repayment of any and all outstanding amounts due UDC pursuant to that certain "Final Order (1) Authorizing Debtor in Possession Financing; (2) Granting Liens and Superpriority Administrative Claims; (3) Modifying the Automatic Stay; (4) Specifying Use of Cash Collateral; and (5) Granting Adequate Protection Therefor Pursuant to Sections 361 and 363 of the Bankruptcy Code" dated August 28, 1997 including any amendment providing for overadvances under the Overadvance Cap ("DIP Facility"). The Debtor covenants and agrees to utilize the Tax Refunds for no other purpose but toward the repayment of the outstanding amount due under the DIP Facility at the time the Tax Refunds are collected, unless and until such amount is fully paid.

         B. Modified Financing and Overadvance Cap Fee. In consideration of (i) UDC's agreement to waive the maturity date of the DIP Facility, if necessary, and (ii) agreeing to the Overadvance Cap (as defined below), the Committee and the Debtor stipulate and agree that the Debtor will pay UDC on a non-recourse basis a $550,000.00 flat fee, payable prior to initiation of the 80%-20% Split (as defined below) solely from collections from the B Piece and secured by a pledge of the B Piece subordinate to the DIP Facility and the Secured Claim Recovery Amount (the "Modified UDC Fee").

         C. Grant of Replacement or Additional Lien to UDC. In exchange for the Bank Group's release of its liens on the Retained Property, and/or if GE purchases the Owned

Robert E. Richards, Esq.
November 14, 1997
Page 5

     Loans at the Sale for cash and UDC guarantees GE's 100% return on the Secured Claim Recovery Amount (described below), the Debtor will (i) guarantee full and timely payment to the Bank Group, or to UDC (if GE purchases the Owned Loans at the Sale) of the Secured Claim Recovery Amount (as defined below), non-recourse and (ii) grant the Agent for the Bank Group (if it is the purchaser by credit bid), or UDC (if GE purchases at the Sale or otherwise) a lien (the "Replacement Lien") on the stock of First Merchants Auto Receivables Corporation ("FMARC") and First Merchants Auto Receivables Corporation II ("FMARC II"), the holders of the residual interests and certain equity certificates (collectively herein referred to as the "B Pieces") of the Debtor's various securitized loan pools (the "Securitized Pools"). The Replacement Lien will secure payment of any shortfall between (i) collections and proceeds of the Owned Loans and (ii) the Purchase Price plus interest at the rate of 11% from and after the Sale Date until paid in full, plus an additional charge (the "Owned Loan Servicing Fee"), calculated on a monthly basis, of the greater of 1/12 of 3-1/4% of the outstanding principal balance of the Owned Loans, or $15.00 per Contract, applied only to Contracts which are less than 120 days past due at the end of such month and for which the related vehicle has not been repossessed (collectively, the "Secured Claim Recovery Amount"). In the event that UDC withdraws its support for, or is unable or unwilling to consummate the Chapter 11 Plan for any reason, the Replacement Lien will be null and void and, notwithstanding any other provisions of this Modified Plan Agreement, neither UDC, the Bank Group nor GE will be entitled to any distributions from the B Pieces to cover any shortfalls on the Secured Claim Recovery Amount. In all other circumstances, including whether no plan is confirmed or a competing plan not involving UDC is confirmed, the Agent or, UDC as applicable will retain the Replacement Lien. UDC, the Debtor and the Committee further acknowledge and agree, if, and as long as, UDC services the Owned Loans, that the Owned Loan Servicing Fee will be payable to UDC rather than the Bank Group or GE and will be payable solely from the proceeds of the Owned Loans and the Replacement Lien.

     3. Servicing of Bank Group Collateral, Greenwich Collateral and Securitized Pools. Upon completion of the Sale, UDC will become involved immediately in all servicing of the Owned Loans, the Greenwich Collateral and the Securitized Pools. UDC will either service the Owned Loans itself, or UDC (or GE if GE is the successful purchaser) will contract with the Debtor to allow the Debtor to service the Owned Loans with supervision or consultation by UDC. As to the Greenwich Collateral and the Securitized Pools, the Debtor will continue to service with the management, supervision, or consultation of UDC until confirmation of the Chapter 11 Plan ("Plan Confirmation"). Prior to Plan Confirmation, UDC and the Debtor will enter into (a) an interim management or consulting agreement allowing UDC and/or the Debtor to service the Owned Loans (either on behalf of UDC as the Majority Lender of the Bank Group, or for GE) and (b) an interim management or consulting agreement allowing UDC to

Robert E. Richards, Esq.
November 14, 1997
Page 6

     oversee the Debtor's servicing of the Greenwich Collateral and the Securitized Pools. Upon Plan Confirmation, UDC will acquire that portion of the Retained Property and only that portion of the Retained Property comprising the Debtor's servicing platform to allow UDC (subject to approval by Financial Security Assurance, Inc. ("FSA")) to continue to service the Owned Loans, the Greenwich Collateral and the Securitized Pools in consideration of the terms of this Modified Plan Agreement.

     4. Increased Securitized Pool Servicing Fee. Subject to FSA approval (or any other consents required pursuant to governing documents), UDC and the Debtor will require immediate adjustment of the base percentage fee to the greater of 1/12 of 3 1/4%, or $15.00 per Contract, calculated on a monthly basis, on the outstanding principal balance of the Securitized Pools and the Greenwich Collateral applied only to Contracts which are less than 120 days past due at the end of such month, and for which the related vehicle has not been repossessed (the "Securitized Pools Servicing Fee") for servicing and collection of the Securitized Pools. Prior to Plan Confirmation, the Securitized Pools Servicing Fee will be received by the Debtor. After Plan Confirmation, the Securitized Pools Servicing Fee will be received by UDC. UDC acknowledges that the pre-Plan Confirmation and post-Plan Confirmation management and/or servicing agreements between UDC and the Debtor must be acceptable to the Committee to ensure optimal collections for the benefit of all parties.

     5. 80%-20% Contribution Agreement. As to collections and proceeds of the Owned Loans, once either the Bank Group or GE collects the Secured Claim Recovery Amount, UDC, or the Debtor (with the consultation and assistance of UDC) as the servicer of the Owned Loans, with the consent of the Bank Group or GE, as applicable, will share with the Debtor's unsecured creditors 80%-20% (80% to the unsecured creditors and 20% to UDC) on all collections and proceeds received from the Owned Loans ("80%-20% Split").

     The first distributions to the Debtor from the B Pieces (to which the Debtor is entitled directly or by dividend or other transfer from FMARC and FMARC II) will be utilized to first retire the Secured Claim Recovery Amount, to the extent that the Secured Claim Recovery Amount remains outstanding. Any excess distributions to the Debtor from the B Pieces of the Securitized Pools will be used to satisfy in full any remaining indebtedness to UDC under the DIP Facility (including any advance within the Overadvance Cap, as defined below), if any (after application of the Tax Refunds). After payment of the Secured Claim Recovery Amount and the DIP Facility the next proceeds from the B Pieces will be utilized to satisfy the Modified UDC Fee in full. After application of the distributions to the Debtor from the B Pieces as set forth above, UDC will share with the Debtor's unsecured creditors all remaining collections on the B Pieces on an 80%-20% Split.

Robert E. Richards, Esq.
November 14, 1997
Page 7


     The Chapter 11 Plan will also provide for any and all collections and proceeds received on the Greenwich Collateral, after payment of the debt to Greenwich, to be contributed first toward repayment of the DIP Facility, then to the Debtor's post-Plan Confirmation operating expenses.

     6. Advance Under the DIP Facility to Pay Administrative and Post-Confirmation Operating Expenses. UDC agrees to allow the Debtor to utilize the DIP Facility to pay all administrative expenses required to be paid under the chapter 11 Plan (including professional fees charged to the bankruptcy estate), plus post-Plan Confirmation operating expenses of the Debtor. UDC hereby agrees to make additional advances under the DIP Facility (in excess of the current limit of $10,000,000 on such advances) to pay administrative and post-Plan Confirmation operating expenses of the Debtor; provided, however, that the total amount of the advances under the DIP Facility shall not exceed $16,500,000.00 (the Overadvance Cap). Included in such administrative expenses to be paid on the effective date of the Chapter 11 Plan is a payment to UDC for reimbursement of UDC's out-of-pocket expenses related to the DIP Facility not to exceed $100,000 and subject to submission to the Debtor and the Committee of detailed supporting documentation. No administrative and post-Plan Confirmation operating expenses of the Debtor can be paid by the Debtor through the DIP Facility in excess of the Overadvance Cap.

     7. Press Releases. All parties will work cooperatively with one another regarding sharing of expected public disclosure of this Modified Plan Agreement to provide each party sufficient time to prepare for the reaction to such public disclosure. This provision does not, however, apply to announcements or other disclosures by the Debtor to its employees.

     8. Agreement as to Allowance of Professional Fees. Subject to paragraph 1(A), above, the Debtor, the Committee and UDC agree to confer with one another and attempt to mutually agree upon the amount of the professional fees and costs for all parties that are to be incorporated into and paid in this bankruptcy case, subject to appropriate court approval. This includes the fees and costs of the Debtor and Committee professionals, as well as fees and costs to be charged to the DIP Facility. Absent such agreement, UDC and the Committee's and Debtor's professionals reserve the right to seek court approval of all such fees upon motion, notice and a hearing. As to the Purchase Price, if (i) no agreement is reached as to the post-petition fees and costs to be included, (ii) UDC, the Debtor, the Committee or some other party in interest files an objection to such fees and expenses, and (iii) at a subsequent hearing, the court reduces or increases the amount of the post-petition fees and costs that may reasonably be included in the Purchase Price (the "Adjusted Amount"), the Purchase Price will be reduced by an amount equal to the Adjusted Amount for the purpose of calculating the Secured Claim Recovery Amount.

Robert E. Richards, Esq.
November 14, 1997
Page 8


     9. Modification of DIP Facility Interest Rate Upon Confirmation. Commencing upon the date of Plan Confirmation, the total outstanding principal amount then due under the DIP Facility (including any advance within the Overadvance Cap) shall accrue interest (until paid in full) at the rate of ten percent (10%) per annum.

     10. Contribution of Warrants. UDC will agree to provide to the Debtor's estate 325,000 3-year warrants to purchase UDC common stock at a price of $20.00 per share ("UDC Warrants"). The UDC Warrants will be callable by UDC when UDC common stock trades at a price of $28.50 per share, or greater, for 10 consecutive days. The UDC Warrants and the common stock to be issued on exercise of the UDC Warrants will be registered pursuant to the Securities Act of 1933, prior to any solicitation with respect thereto. All registration expenses will be paid by UDC. UDC shall use its best efforts to ensure that such registration shall be effective for three (3) years after the effective date of the Chapter 11 Plan.

     11. UDC Waiver of $1 Million Fee, and Elimination of DIP Facility Commitment Fee. UDC agrees to waive its required $1 million one time only commitment fee as contemplated under the Plan Agreement, and (subject to paragraph 17 herein) further agrees to waive its DIP Facility commitment fee.

     12. Chapter 11 Plan. Each of UDC, the Debtor and the Committee will support confirmation of the Chapter 11 Plan consistent with the terms of this Modified Plan Agreement and which further provides that the UDC Warrants and the net liquidation proceeds (after payment of the Greenwich debt from proceeds of the Greenwich Collateral) of all Retained Property including the Debtor's distributions from the B Pieces not otherwise dealt with in this Modified Plan Agreement will be distributed to the Debtor's unsecured creditors, subject to reallocation of UDC Warrants to equity of the Debtor ("Equity") pursuant to paragraph 18, herein, and Equity's right to receive remaining Retained Property after allowed unsecured claims are paid in full.

     13. UDC, Bank Group and D&O Releases. The order approving the sale of the Owned Loans to either the Bank Group or GE will expressly provide that, at the time of the Sale, the Bank Group possessed a valid, enforceable, first priority lien in the Owned Loans. Upon confirmation of the Chapter 11 Plan, the Debtor and any creditor class receiving a distribution or other payment under the Chapter 11 Plan shall be deemed to grant (i) UDC and the Bank Group a complete and unconditional release and waiver of any and all claims and causes of action; such release shall not extend to liability arising from any unsecured swap or interest rate obligations, or to LaSalle National Bank as indenture trustee for the subordinate noteholders, but shall extend to any successor liability of UDC as a member, Agent or participant of the Bank Group; and (ii) post-petition directors and

Robert E. Richards, Esq.
November 14, 1997
Page 9

     officers and agents of the Debtor a complete and unconditional release and waiver of any and all causes of action related to the Debtor. The Committee's agreement to support the releases of post-petition directors, officers and agents is subject to the Debtor's agreement to a meeting or phone conference to review detail on the Overadvance budget and provision of weekly updates thereafter until Plan Confirmation.

     14. Continuance of Pending 9019 Motion. Upon execution of this Modified Plan Agreement, the request by the Bank Group, UDC and the Debtor to approve the settlement agreement and releases pursuant to that certain Joint Motion for Order Authorizing and Approving (1) Settlement and Compromise Pursuant to Bankruptcy Rule 9019 Between and Among the Debtor, the Bank Group and Ugly Duckling Corporation Regarding DIP Financing; and
     (2) Sale and Transfer of the Bank Group's Secured Claim Against the Debtor to Ugly Duckling Corporation Pursuant to Bankruptcy Rule 3001(e) (the "9019 Motion") will be continued until Plan Confirmation, and all Bank Group and UDC releases will be dealt with and acquired through the confirmed Chapter 11 Plan, at which time the 9019 Motion will be dismissed.

     15. Interim Expansion of $500,000.00 Carve Out. UDC will agree during the pendency of the Chapter 11 Plan confirmation process that, notwithstanding UDC's interpretation of the $500,000.00 professional fee carve out in the DIP Facility, professionals of the Debtor and Committee may be paid 80% of their reasonable fees and 100% of their costs on an interim basis, and be entitled to full payment of such fees and expenses on the effective date of the Chapter 11 Plan, subject to Court approval, even though such payment exceeds the existing $500,000.00 cap. This agreement to modify UDC's interpretation of the existing professional fee limitation is contingent upon the parties executing this binding agreement.

     16. No Shop. The Debtor and the Committee agree and are hereby prohibited from further shopping this Modified Plan Agreement to third parties and, except as otherwise provided herein, later withdrawing its support of the Modified Plan Agreement. However, neither the Committee nor the Debtor is prohibited from analyzing and supporting competing third-party proposals if such proposal provides a higher percentage return to creditors of the bankruptcy estate.

     17. Breakup Fee. If a competing plan (other than the Chapter 11 Plan) is confirmed, UDC will be entitled to recover as a breakup fee on a superpriority basis (a) its $500,000.00 commitment fee under the DIP Facility; and (b) in addition to all other fees and costs recoverable under the DIP Facility and the Bank Group Facility, all of its attorneys' fees and costs incurred involving any and all matters related to negotiation, documentation and prosecution of the Plan Agreement, the Modified Plan Agreement and the Chapter 11 Plan.

Robert E. Richards, Esq.
November 14, 1997
Page 10


     18. Cure of Executory Contracts and Unexpired Leases. All payments necessary to cure defaults as a precondition to the Debtor assuming and assigning to UDC the ALLTELL Contract (the "ALLTELL Cure Costs") will be paid by the Debtor. Any and all other payments necessary to cure defaults as a precondition to the Debtor assuming and assigning leases and contracts to UDC pursuant to the Chapter 11 Plan (or otherwise) will be paid by UDC. In the event that the amount of the ALLTELL Cure Costs to be paid by the Debtor are less than $524,782.32 (the "Base ALLTELL Cure Costs"), a percentage of the UDC Warrants equal to the percentage reduction in the ALLTELL Cure Costs below the Base ALLTELL Cure Costs will be reapportioned between and among the Debtor's unsecured creditors and the holders of the equity ownership in the Debtor at Plan Confirmation.

     19. Extension of 11 U.S.C. Section 1121 Exclusivity. The Committee and UDC stipulate and agree to the entry of an order extending for an additional ninety (90) days, both the Debtor's 120 and 180 day exclusivity periods for filing a plan and soliciting acceptances pursuant to 11 U.S.C. Sections 1121(b), and (c)(3); provided, however, that nothing contained herein shall be construed as a waiver of the Committee's right to file a motion to terminate the Debtor's extended exclusivity period.

     20. Prior Approval. This Modified Plan Agreement is expressly subject to:
     (a) execution and filing with the bankruptcy court of a definitive plan agreement (including the form of the UDC management, servicing or consulting agreements, structure of the reorganized Debtor and resolution of remaining issues between the Debtor, the Debtor's equityholders and the Committee) and approval by the bankruptcy court; and (b) approval of the Securitized Pool's Servicing Fee (provided that UDC may unilaterally waive this Section 20 (b)).

     21. Acceptance. By signing this letter where appropriate below, UDC, the Debtor and the Committee agree that this letter will suffice as an agreement binding the signatories to support a plan of reorganization containing these terms, and not containing other provisions materially altering the provisions herein, subject only to the fiduciary obligations, if any, of the Debtor and the Committee to consider higher and better offers, if any.

     22. Counterparts. This Agreement can be signed by all parties in counterparts. Facsimile signatures are acceptable.

Robert E. Richards, Esq.
November 14, 1997
Page 11

                                Sincerely,

                                SNELL & WILMER


                                /s/
                                --------------------------------
                                Christopher H. Bayley
CHB:mjm


     Expressly reviewed, accepted, acknowledged and agreed to.


FAEGRE & BENSON LLP                        FIRST MERCHANTS ACCEPTANCE CORP.
                                           DEBTOR AND DEBTOR IN POSSESSION


By   /s/                                   By   /s/
  -------------------------------------      -----------------------------------
     Stephen M. Mertz                           William Plamondon, President and
     Michael R. Stewart                         CEO
     Attorneys for Official Committee of
     Unsecured Creditors


SONNENSCHEIN NATH & ROSENTHAL



By   /s/
  -------------------------------------
     Robert E. Richards
     Attorneys for the Debtor and Debtor
     in Possession

THE OFFICIAL COMMITTEE OF UNSECURED          UGLY DUCKLING CORPORATION
CREDITORS OF FIRST MERCHANTS
ACCEPTANCE CORPORATION


By   /s/                                     By   /s/
  -------------------------------------        ---------------------------------
     James Graves                                 Gregory B. Sullivan
     Its Chairperson                              Its President

Robert E. Richards, Esq.
November 14, 1997
Page 12



SNELL & WILMER L.L.P.



By   /s/
  -------------------------------------
     Christopher H. Bayley
     Attorneys for Ugly Duckling
     Corporation